Exhibit 1.1

MUTUAL RELEASE

This MUTUAL RELEASE (this “Release”) is made and entered into as of December 31, 2009, and is effective as of the Effective Time (as defined below), by and among: (a) YRC Worldwide Inc. (“YRCW”), (b) YRC Regional Transportation, Inc. (“YRCR”) and (c) certain holders (the “Noteholders”) of (i)(A) 5.0% Contingent Convertible Senior Notes due 2023 (the “Old 5% Notes”), (B) 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “5% Net Share Settled Notes”), (C) 3.375% Contingent Convertible Senior Notes due 2023 (the “Old 3.375% Notes”) and (D) 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “3.375% Net Share Settled Notes” and together with the Old 5% Notes, the 5% Net Share Settled Notes and the Old 3.375% Notes, the “Coco Notes”) issued by YRCW and (ii) the 8 1/2% Guaranteed Notes due April 15, 2010 issued by YRCR (the “8 1/2% Notes” and together with the Coco Notes, the “Notes”). YRCW and YRCR are collectively referred to herein as the “Company” and Company and the Noteholders are collectively referred to herein as the “Parties” and each individually as a “Party.” All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the prospectus that forms a part of the registration statement on Form S-4, initially filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 (as amended and supplemented, the “Prospectus”). This Release is being entered into in connection with the exchange offers among the Parties described in the Prospectus (the “Exchange Offers”). The Exchange Offers are conditioned upon, among other things, the Minimum Condition, and the time of the settlement of the exchange for such Notes is referred to herein as the “Effective Time.” To the extent the Minimum Condition or any other conditions of the Exchange Offers are not satisfied or otherwise waived, the Release to be granted hereunder shall not become effective.

1. Definitions. As used herein, the following terms shall have the following meanings:

“Claims” means any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, breaches, agreements, promises, licenses, variances, trespasses, damages (including, but not limited to, avoiding power and equitable subordination claims), judgments, rights of rescission, extents, executions, claims, costs, expenses, and demands whatsoever, in law, in equity or in admiralty, in contract or tort, by statute or otherwise, whether known or unknown, suspected or unsuspected, vested or contingent, liquidated or unliquidated, matured or unmatured.

“Merger Claims” means any appraisal rights that a noteholder may have as a result of a merger of YRCW with a subsidiary or parent entity that is undertaken in order to effect the conversion of YRCW’s preferred stock into common stock.

“Related Party” means, as to any Party, such Party’s past, present, and future direct and indirect subsidiaries, and its and their respective divisions, officers, directors, advisory board members, board of representatives members, employees, agents, attorneys, managers, financial advisors, heirs, executors, estates, servants, representatives, nominees, predecessors, successors, assigns, and any other person (natural or otherwise), in each case, acting or purporting to act on behalf of any of the foregoing in their respective capacities as such and in no other capacity.

2. Release. Upon the Effective Time, to the extent permitted by law, each Party, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does for itself and for each of its Related Parties that it has the power to bind (by such Party’s acts or signature) or over which such Party directly or indirectly exercises control (each, a “Releasor” and, collectively, the “Releasors”), hereby expressly, unconditionally, generally, and individually and collectively waive, release, acquit and forever discharge one another and each other, and each of their respective Related Parties (collectively, the “Releasees”) and their respective properties from every, any, and all Claims against the Releasees, jointly or severally, any Releasor ever had, now has, or hereafter can, shall or may have, for, upon or by reason of any matter, act, omission, failure to act, transaction, event, occurrence, cause, or thing whatsoever at any time up to the time of settlement of the Exchange Offer on the date of this Release (the “Release Date”) directly or indirectly relating to or arising out of the Notes, the indentures relating to the Notes or the Exchange Offers and any Merger Claims that made be made based on a merger happening after the Release Date; provided, however, nothing in this Section 2 shall release: (A) any obligation of the Company and its subsidiaries to indemnify or to advance fees or reimburse any costs to their current and former directors or officers under its organizational documents, by-laws, employee-indemnification policies, state law, or any other agreement; (B) any right of any Party under (i) the Credit Agreement, among the Company, certain of its subsidiaries, JPMorgan Chase Bank, National Association, as administrative agent, and the other lenders party thereto, dated as of August 17, 2007 (as amended, the “Credit Agreement”) or (ii) the Third Amended and Restated Receivables Purchase Agreement, dated as of April 18, 2008, among Yellow Roadway Receivables Funding Corporation, Falcon Asset Securitization Company LLC, Three Pillars Funding LLC, Amsterdam Funding Corporation, YRC Assurance Co. Ltd., the financial institutions party thereto as committed purchasers and certain other parties thereto (as amended, the “Receivables Agreement”); (C) any right of any party to receive the exchange consideration as set forth in the final prospectus relating to the Exchange Offers and related transactions thereto and any right such party to make a Claim if the Company fails to implement the changes to its board of directors described in the section entitled “Summary of the Restructuring Plan” of the Prospectus; (D) any failure by the Company to seek the Shareholder Approval or the Merger in each case in the manner described in the Prospectus or any violation by the Company of the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, in connection with the Exchange Offer which cannot be released hereby; (E) any claims arising under, through or otherwise relating to any Notes that remain outstanding after the Effective Time, as such obligations may be amended by any supplemental indentures entered into in connection with the Exchange Offer; or (F) any agreement or transaction entered into after the Effective Time, except for, in the case of clauses (C), (D) and (F) above, any Merger Claims.

3. Exculpation. Upon the Effective Time, to the extent permitted by law, each Party does for itself and each of its Related Parties that it has the power to bind (by such Party’s acts or signature) or over which such Party directly or indirectly exercises control acting in any and all capacities to which they may be entitled, hereby exculpate one another and each other and each of their respective Related Parties from, and agree that each shall have and incur no liability to, nor be subject to any right or action by one another for acts, omissions, events or occurrences prior to the Release Date directly or indirectly relating to or arising out of the Notes, the indentures relating to the Notes or the Exchange Offers; provided, however, nothing in this Section 3 shall exculpate the Company from liability for: (A) any obligation of the Company and its subsidiaries to indemnify or to advance fees or reimburse any costs to their current and former directors or officers under its organizational documents, by-laws, employee-indemnification policies, state law, or any other agreement; (B) any right of any Party under the Credit Agreement and the Receivables Agreement; (C) any right of any party to receive the exchange consideration as set forth in the final prospectus relating to the Exchange Offers and related transactions thereto and any right such party to make a Claim if the Company fails to implement the changes to its board of directors described in the section entitled “Summary of the Restructuring Plan” of the Prospectus; (D) any failure by the Company to seek the Shareholder Approval or the Merger in each case in the manner described in the Prospectus or any violation by the Company of the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, in connection with the Exchange Offer which cannot be released hereby; (E) any claims arising under, through or otherwise relating to any Notes that remain outstanding after the Effective Time, as such obligations may be amended by any supplemental indentures entered into in connection with the Exchange Offer; or (F) any agreement or transaction entered into after the Effective Time, except for, in the case of clauses (C), (D) and (F) above, any Merger Claims.

4. Waiver. Upon the Effective Time, each Party intends that this Release be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to herein. Each Party waives and relinquishes any rights and benefits to the full extent that they may lawfully waive all such rights and benefits pertaining to the subject matter of this Agreement. Each Party acknowledges that it is aware that it may later discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of this Release, but it is their intention to fully and finally forever settle and release any and all matters, disputes and differences, known and unknown, suspected and unsuspected, which now exist, may later exist or may previously have existed between them, and that in furtherance of this intention, the releases given in this Agreement shall be and remain in effect as full and complete general releases notwithstanding discovery or existence of any such additional or different facts.

5. Representations/Covenants. Each Party warrants and represents to the other Parties that it has not assigned or transferred or purported to assign or transfer to any person or entity not a party to this Agreement any matter or any part or portion of any matter covered by this Agreement, and each of them agrees to indemnify and hold harmless the others from and against any Claims based upon or in connection with or arising out of any such assignment or transfer or purported or claimed assignment or transfer. Notwithstanding anything herein to the contrary, the Parties hereto acknowledge and agree that no inaccuracy, breach, or violation of any of the representations, warranties, or covenants set forth in this Section 5 shall have any effect whatsoever on the validity, scope, or effectiveness of the Release.

6. Reimbursement. Each Party agrees that, in the event that any Related Party of such Party institutes any proceedings against any Releasee and the claims brought pursuant to such proceedings would be held to be barred by this Release if made by such Party, then such Party will reimburse any Releasee sued in any such action for all reasonable liabilities, fees and costs of any kind arising from any such claim or suit, including any reasonable costs and reasonable attorneys’ fees incurred.

7. Amendment. This Release may not be amended, modified, or supplemented, and no provision hereof may be waived, in whole or in part, without the written agreement of each Releasor and the affected Releasee to be bound by such amendment, modification, supplement or waiver.

8. Severability. Any provision of this Release which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof or the validity or enforceability of such provision in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each Party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

9. Governing Law. This Release shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to any conflicts of law provision that would require the application of the law of any other jurisdiction.

10. Counterparts; Effectiveness. Notwithstanding anything else contained in the Release, the effectiveness of this Release is expressly subject to all of the conditions of the Exchange Offer having been satisfied. Upon the Effective Time, this Release automatically and without any further action required by any party hereto shall become effective and enforceable by each of the Parties against the other Parties. This Release may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Release.

11. California Civil Code Section 1542. Each and every Party to this Release acknowledges that it has been advised by its respective attorney concerning, and is familiar with, the provisions of California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each and every Party to this Release acknowledges that it may have sustained damages, losses, fees, costs or expenses that are presently unknown and unsuspected, and that such damages, losses, fees, costs or expenses as the Party may have sustained might give rise to additional damages, losses, fees, costs or expenses in the future.

Nevertheless, each of the Parties acknowledges that the releases herein have been negotiated and agreed upon in light of such possible damages, losses, fees, costs or expenses, and each expressly waives any and all rights under California Civil Code Section 1542 or any successor thereto, concerning any unknown claims. The Parties agree that this provision is a material term without which the Parties would not have entered into this Release.

12. Third Party Beneficiaries. The Parties accept, acknowledge and agree that the provisions of this Release are for the benefit of the Parties’ Related Parties, even if not signatory hereto, and such Related Parties shall be third party beneficiaries hereof and be entitled to enforce the provisions of this Release as set forth herein.

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IN WITNESS WHEREOF, each Party has caused this Release to be executed and delivered by its duly authorized officer as of the date first above written.

YRC WORLDWIDE INC.

By:	/s/ Paul F. Liljegren
Name:	Paul F. Liljegren
Its:	Vice President – Investor Relations and Treasurer

YRC REGIONAL TRANSPORTATION, INC.

By:	/s/ Paul F. Liljegren
Name:	Paul F. Liljegren
Its:	Vice President – Finance